

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

January 30, 2007

<u>By Facsimile and U.S. Mail</u>

Pamela J. Keefe
Principal Financial Officer
Central Vermont Public Service Corporation
77 Grove Street
Rutland, Vermont 05701

      Re: Central Vermont Public Service Corporation
             Form 10-K fiscal year end December 31, 2005
             Filed March 31, 2006
             File No. 001-08222

Dear Ms. Keefe:

      We have completed our review on the above referenced filing and have no further comments at this time.

                                              Sincerely,

                                              Michael Moran
                                             Accounting Branch Chief